Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED JUNE 30, 2016

-	Total revenues rose by 22.3% on a year-over-year basis.
-	Mobile advertising revenues increased 27.3% compared to the previous quarter.

Shenzhen, China, August 10, 2016 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading cloud-based acceleration technology company in China, today announced its unaudited financial results for the second quarter ended June 30, 2016.

Mr. Sean Zou, Chairman and Chief Executive Officer of Xunlei, commented on the financial results: “we are pleased to see the progress on our mobile advertising effort as well as continued momentum of our subscription business. In addition, our cloud computing business has progressed during the quarter as well. We will remain focused on executing our cloud computing strategies on an on-going basis”.

Second Quarter 2016 Financial Highlights

•	Total revenues were US$38.1 million, a 22.3% increase from the corresponding period of last year.

•	Subscription revenues were US$22.6 million, a 7.5% increase from the corresponding period of last year and a 2.0% increase from the previous quarter.

•	Online advertising revenues (including revenues from mobile advertising1) were US$3.8 million, a 279.2% increase from the corresponding period of last year.

•	Other internet value-added services revenues (“IVAS”) were US$11.7 million, representing a 28.2% increase from the corresponding period of last year. IVAS consists of services other than subscription and advertising and includes cloud computing.

Second Quarter 2016 Results

Total Revenues

Total revenues were US$38.1 million, up 22.3% on a year-over-year basis and down 0.9% sequentially. The increase in total revenues on a year-over-year basis was mainly attributable to the growths in revenues from Xunlei mobile advertising, cloud computing, and subscription.

Subscription: Revenues from subscriptions were US$22.6 million, up 7.5% a year-over-year basis and up 2.0% sequentially. The increase in subscription revenue was primarily attributable to growth in subscribers’ number which increased to 5.26 million as of June 30, 2016 up from 5.13 million as of March 31, 2016 and 5.06 million as of June 30, 2015. Average revenue per subscriber for the second quarter was RMB28.2, up from RMB25.4 of the corresponding period of last year.

Online advertising (including mobile advertising): Revenues from online advertising were US$3.8 million, up 279.2% a year-over-year basis and down 2.9% sequentially. Mobile advertising revenue increased 27.3% on a sequential basis.

1 In the fourth quarter of 2015, the Company started to monetize the mobile traffic through advertising sales and generated its first mobile advertising revenues.

Other internet value-added services (“IVAS”): Revenues from other internet value-added services (including revenues from cloud computing) were US$11.7 million, up 28.2% on a year-over-year basis and down 5.6% sequentially. The increase on year-over-year basis was mainly attributable to the sales of bandwidth from cloud computing. The decline in online game revenues and lower targeted sales of hardware devices related to cloud computing, ZQB, contributed to the decrease in IVAS revenues on a sequential basis. Sales of crowd sourced bandwidth, however, grew by 19.0% on sequential basis.

Cost of Revenues

Cost of revenues was US$18.6 million, representing 48.9% of total revenues.

Bandwidth costs: Bandwidth costs were US$12.3 million, representing 32.4% of total revenues, compared with 33.4% in the previous quarter.

Gross Profit and Gross Margin

Gross profit for the second quarter was US$19.3 million, up 7.9% sequentially. Gross margin was 50.6%, compared with 46.5% in the previous quarter.

Operating Expenses

Total operating expenses for the second quarter were US$24.1 million, representing 63.2% of total revenues, compared with 67.2% in the previous quarter.

Research and development expenses

Research and development expenses for the second quarter were US$13.1 million, representing 34.4% of total revenues, compared with 40.0% in the previous quarter.

Sales and marketing expenses

Sales and marketing expenses for the second quarter were US$5.0 million, representing 13.1% of total revenues, compared with 10.0% in the previous quarter. The increase was primarily due to additional marketing expenses related to the on-line games business.

General and administrative expenses

General and administrative expenses for the second quarter were US$6.0 million, representing 15.7% of total revenues, compared with 17.2% in the previous quarter.

Operating Loss

Operating loss was US$4.8 million, compared with operating loss of US$8.0 million in the previous quarter. The company continues to invest in a range of new technologies and services, including cloud computing, which is still loss-making.

Loss from discontinued operations was US$58,000 in the second quarter of 2016, compared with a loss of US$0.1 million in the previous quarter.

Net Loss and loss per share

Net loss from continuing operations was US$4.0 million in the second quarter of 2016, compared with US$5.4 million in the previous quarter. Non-GAAP net loss from continuing operations was US$2.0 million in the second quarter of 2016, compared with a loss of US$2.9 million in the previous quarter.

Diluted loss per ADS from continuing operations in the second quarter of 2016 was US$0.06. Non-GAAP diluted loss from continuing operations per ADS in the second quarter of 2016 was US$0.03.

Cash Balance

As of June 30, 2016, the Company had cash, cash equivalents and short-term investments of US$391.0 million, compared with US$432.1 million as of December 31, 2015. The decline in cash equivalents and short-term investments was primarily due to strategic investments made by the Company during the period and Company’s on-going share repurchase program.

Outlook

The Company remains confident in its core strategy of continued innovation through cloud computing and continues to advance on the technology front and expand in scale. However, there remains the possibility that download acceleration subscriptions may decline as a result of the on-going government scrutiny of internet content in China. The Company has also permitted temporary suspension of services provided to about 267,000 existing subscribers as of the end of the second quarter of 2016.

Guidance for Third Quarter 2016

For the third quarter 2016, Xunlei estimates total revenues to be between US$38 million to US$42 million, the midpoint of the range representing a year-over-year increase of 19.4%. This estimate represents the management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Details

Xunlei's management will host a conference call at 8:00 a.m. US Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on August 11, 2016, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	400-120-0654
Hong Kong:	800-906-606
United States:	+1-855-500-8701
International:	+65 6713-5440
Passcode:	56356873

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	400-602-2065
Hong Kong:	800-963-117
United States:	+1-855-452-5696
International:	+61-2-9003-4211
Replay Passcode:	56356873
Replay End Date:	August 18, 2016

About Xunlei

Xunlei Limited ("Xunlei") is a leading cloud-based acceleration technology company in China. Xunlei operates a powerful internet platform in China based on cloud computing to provide users with quick and easy access to digital media content through its core products and services, Xunlei Accelerator and the cloud acceleration subscription services. Xunlei is increasingly extending into mobile devices in part through potentially pre-installed acceleration products in mobile phones. Benefitting from the large user base accumulated by Xunlei Accelerator, Xunlei has further developed various value-added services to meet a fuller spectrum of its users' digital media content access and consumption needs.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the Internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which (1) may not be indicative of Xunlei's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	June 30,	December 31,
	2016	2015
	US$	US$
Assets

Current assets:
Cash and cash equivalents	266,730	361,777
Short-term investments	124,231	70,328
Accounts receivable, net	12,691	11,266
Inventories	280	480
Deferred tax assets	737	689
Due from related parties	359	45
Prepayments and other current assets	14,091	13,068
Total current assets	419,119	457,653

Non-current assets:
Long-term investments	36,761	11,319
Deferred tax assets	5,421	8,593
Property and equipment, net	20,667	18,036
Intangible assets, net	12,081	13,433
Goodwill	21,442	21,896
Other long-term prepayments and receivables	5,941	7,431
Total assets	521,432	538,361

Liabilities
Current liabilities:
Accounts payable	28,976	21,736
Due to a related party	94	38
Deferred revenue and income, current portion	20,520	25,113
Income tax payable	2,357	2,470
Accrued liabilities and other payables	25,517	27,379
Total current liabilities	77,464	76,736

Non-current liabilities:
Deferred revenue and income	6,618	5,383
Deferred tax liability, non-current portion	4,672	6,378
Due to related parties, non-current portion	4,437	4,337
Other long-term payable	866	846
Total liabilities	94,057	93,680

Equity
Common shares (USD0.00025 par value, 1,000,000,000 shares authorized, 368,877,209 shares issued and 339,319,115 shares outstanding as at December 31, 2015; 368,877,209 issued and 333,387,465 shares outstanding as at June 30, 2016)	83	85
Additional paid-in-capital	453,821	458,270
Accumulated other comprehensive loss	(7,388)	(4,152)
Statutory reserves	5,132	5,132
Treasury shares (35,489,744 shares and 29,558,094 shares as at June 30, 2016 and December 31, 2015, respectively)	9	7
Accumulated deficits	(22,206)	(12,593)
Total Xunlei Limited's shareholders' equity	429,451	446,749
Non-controlling interests	(2,076)	(2,068)
Total liabilities and shareholders' equity	521,432	538,361

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2016	2015	2016
	US$	US$	US$
Revenues, net of rebates and discounts	38,113	31,171	38,474
Business taxes and surcharges	(177)	(80)	(193)
Net revenues	37,936	31,091	38,281
Cost of revenues	(18,637)	(14,336)	(20,393)
Gross profit	19,299	16,755	17,888

Operating expenses
Research and development expenses	(13,117)	(9,631)	(15,379)
Sales and marketing expenses	(4,999)	(2,475)	(3,835)
General and administrative expenses	(5,969)	(7,838)	(6,626)
Total operating expenses	(24,085)	(19,944)	(25,840)

Operating loss	(4,786)	(3,189)	(7,952)
Interest income	547	1,597	746
Interest expense	(60)	(60)	(60)
Other income, net	1,659	3,910	1,781
Share of income/(loss) from equity investee	57	(116)	(60)
(Loss)/income from continuing operations before income taxes	(2,583)	2,142	(5,545)
Income tax (expenses)/benefits	(1,459)	954	160
Net (loss)/ income from continuing operations	(4,042)	3,096	(5,385)

Discontinued operations
Loss from discontinued operations before income taxes	(68)	(2,677)	(175)
Income tax (expenses)/benefits	10	(1,672)	26
Net income/(loss) from discontinued operations	(58)	(4,349)	(149)

Net loss	(4,100)	(1,253)	(5,534)
Less: net loss attributable to non-controlling interest	(8)	(238)	(13)
Net loss attributable to common shareholders	(4,092)	(1,015)	(5,521)

(Loss)/earnings per share for common shares, basic
Continuing operations	(0.0120)	0.0099	(0.0159)
Discontinued operations	(0.0002)	(0.0129)	(0.0004)
Total loss per share for common shares, basic	(0.0122)	(0.0030)	(0.0163)

(Loss)/earnings per share for common shares, diluted
Continuing operations	(0.0120)	0.0099	(0.0159)
Discontinued operations	(0.0002)	(0.0129)	(0.0004)
Total loss per share for common shares, diluted	(0.0122)	(0.0030)	(0.0163)

(Loss)/earnings per ADS, basic
Continuing operations	(0.0600)	0.0496	(0.0795)
Discontinued operations	(0.0010)	(0.0647)	(0.0020)
Total loss per ADS, basic	(0.0610)	(0.0151)	(0.0815)

(Loss)/earnings per ADS, diluted
Continuing operations	(0.0600)	0.0496	(0.0795)
Discontinued operations	(0.0010)	(0.0647)	(0.0020)
Total loss per ADS, diluted	(0.0610)	(0.0151)	(0.0815)

Weighted average number of common shares used in calculating continuing operations:
Basic	335,716,857	335,835,501	337,965,861
Diluted	335,716,857	335,835,501	337,965,861

Weighted average number of ADSs used in calculating continuing operations :
Basic	67,143,371	67,167,100	67,593,172
Diluted	67,143,371	67,167,100	67,593,172

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Jun 30,	Jun 30,	Mar 31,
	2016	2015	2016
	US$	US$	US$

GAAP operating loss	(4,786)	(3,189)	(7,952)
Share-based compensation expenses	2,033	2,365	2,512
Non-GAAP operating loss	(2,753)	(824)	(5,440)

GAAP net (loss)/income from continuing operations	(4,042)	3,334	(5,385)
Share-based compensation expenses	2,033	2,365	2,512
Non-GAAP net (loss)/income from continuing operations	(2,009)	5,699	(2,873)

GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.0120)	0.0099	(0.0159)
Diluted	(0.0120)	0.0099	(0.0159)

GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(0.0600)	0.0496	(0.0795)
Diluted	(0.0600)	0.0496	(0.0795)

Non-GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.0060)	0.0170	(0.0085)
Diluted	(0.0060)	0.0170	(0.0085)

Non-GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(0.0300)	0.0849	(0.0425)
Diluted	(0.0300)	0.0849	(0.0425)

Weighted average number of common shares used in calculating:
Basic	335,716,857	335,835,501	337,965,861
Diluted	335,716,857	335,835,501	337,965,861

Weighted average number of ADSs used in calculating:
Basic	67,143,371	67,167,100	67,593,172
Diluted	67,143,371	67,167,100	67,593,172

CONTACT: IR Contact:

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 26035888-8893

Website: http://ir.xunlei.com

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